EXHIBIT 12.2

Everest Re Group, Ltd.
Ratio of Earnings (Losses) to Fixed Charges (excluding Annuity Interest Expense) (1)
(Dollars in thousands)

	Six Months Ended
	June 30,		Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013	2012
Earnings:
Income (loss) before income taxes (benefits)	$278,406	$613,946	$405,184	$1,099,844	$1,111,890	$1,386,808	$1,549,088	$939,526

Fixed Charges:
Assumed interest component of rent expense	3,519	2,747	5,847	5,299	4,796	4,656	4,322	4,251
Interest expense on debt and long term notes	15,146	17,023	31,603	36,228	36,191	38,533	46,118	53,683
Total fixed charges	18,665	19,770	37,450	41,527	40,987	43,189	50,440	57,934

Earnings plus fixed charges	$297,071	$633,716	$442,634	$1,141,371	$1,152,877	$1,429,997	$1,599,528	$997,460

Ratio of earnings (losses):
Earnings (losses) plus fixed charges to fixed charges (2)	15.92	32.05	11.82	27.49	28.13	33.11	31.71	17.22

(1) For purposes of determining this ratio, "earnings" consist of consolidated net income before federal income taxes plus fixed charges. "Fixed charges" consist of interest expense on senior debt, subordinated debt, amortization of bonds, revolving credit agreements and that portion of operating leases that are representative of the interest factor.
(2) Although the ratio excluding interest on annuities is not required or encouraged to be disclosed under applicable SEC rules, it is presented because interest credited to annuity policyholder accounts is not always considered a borrowing cost for an insurance company.